UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

USA COMPRESSION PARTNERS, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

90290N109

(CUSIP Number)

Thomas E. Long

Group Chief Financial Officer

Energy Transfer Equity, L.P.

8111 Westchester Drive, Suite 600

Dallas, Texas 75225

(214) 981-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90290N109	13D	Page 2 of 16 Pages

1.	Name of reporting person: Energy Transfer Equity, L.P.
2.	Check the appropriate box if a member of group: (a) ☐ (b) ☐
3.	SEC use only:
4.	Source of funds: OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole voting power: 0
	8.	Shared voting power: 39,658,263(1)
	9.	Sole dispositive power: 0
	10.	Shared Dispositive Power: 39,658,263(1)
11.	Aggregate amount beneficially owned by each reporting person: 39,658,263(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 44.2%(2)
14.	Type of reporting person: PN

(1)	Includes (i) 12,466,912 Common Units held of record by Energy Transfer Partners, L.L.C., (ii) 8,000,000 Common Units held of record by USA Compression GP, LLC and (iii) 19,191,351 Common Units held of record by Energy Transfer Partners, L.P.
(2)	Based on a total of 89,634,944 Common Units outstanding as of April 3, 2018.

CUSIP No. 90290N109	13D	Page 3 of 16 Pages

1.	Name of reporting person: LE GP, LLC
2.	Check the appropriate box if a member of group: (a) ☐ (b) ☐
3.	SEC use only:
4.	Source of funds: OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole voting power: 0
	8.	Shared voting power: 39,658,263(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 39,658,263(1)
11.	Aggregate amount beneficially owned by each reporting person: 39,658,263(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 44.2%(2)
14.	Type of reporting person: OO (Delaware limited liability company)

(1)	Includes (i) 12,466,912 Common Units held of record by Energy Transfer Partners, L.L.C., (ii) 8,000,000 Common Units held of record by USA Compression GP, LLC and (iii) 19,191,351 Common Units held of record by Energy Transfer Partners, L.P.
(2)	Based on a total of 89,634,944 Common Units outstanding as of April 3, 2018.

CUSIP No. 90290N109	13D	Page 4 of 16 Pages

1.	Name of reporting person: Kelcy L. Warren
2.	Check the appropriate box if a member of group: (a) ☐ (b) ☐
3.	SEC use only:
4.	Source of funds: OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: United States of America
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole voting power: 0
	8.	Shared voting power: 39,658,263(1)
	9.	Sole dispositive power: 0
	10.	Shared Dispositive Power: 39,658,263(1)
11.	Aggregate amount beneficially owned by each reporting person: 39,658,263(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 44.2%(2)
14.	Type of reporting person: IN

(1)	Includes (i) 12,466,912 Common Units held of record by Energy Transfer Partners, L.L.C., (ii) 8,000,000 Common Units held of record by USA Compression GP, LLC and (iii) 19,191,351 Common Units held of record by Energy Transfer Partners, L.P.
(2)	Based on a total of 89,634,944 Common Units outstanding as of April 3, 2018.

CUSIP No. 90290N109	13D	Page 5 of 16 Pages

1.	Name of reporting person: USA Compression GP, LLC
2.	Check the appropriate box if a member of group: (a) ☐ (b) ☐
3.	SEC use only:
4.	Source of funds: OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole voting power: 0
	8.	Shared voting power: 8,000,000(1)
	9.	Sole dispositive power: 0
	10.	Shared Dispositive Power: 8,000,000(1)
11.	Aggregate amount beneficially owned by each reporting person: 8,000,000(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 8.9%(2)
14.	Type of reporting person: OO (Delaware limited liability company)

(1)	Includes 8,000,000 Common Units held of record by USA Compression GP, LLC.
(2)	Based on a total of 89,634,944 Common Units outstanding as of April 3, 2018.

CUSIP No. 90290N109	13D	Page 6 of 16 Pages

1.	Name of reporting person: Energy Transfer Partners, L.L.C.
2.	Check the appropriate box if a member of group: (a) ☐ (b) ☐
3.	SEC use only:
4.	Source of funds: OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole voting power: 0
	8.	Shared voting power: 39,658,263(1)
	9.	Sole dispositive power: 0
	10.	Shared Dispositive Power: 39,658,263(1)
11.	Aggregate amount beneficially owned by each reporting person: 39,658,263(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 44.2%(2)
14.	Type of reporting person: OO (Delaware limited liability company)

(1)	Includes (i) 12,466,912 Common Units held of record by Energy Transfer Partners, L.L.C., (ii) 8,000,000 Common Units held of record by USA Compression GP, LLC and (iii) 19,191,351 Common Units held of record by Energy Transfer Partners, L.P.
(2)	Based on a total of 89,634,944 Common Units outstanding as of April 3, 2018.

CUSIP No. 90290N109	13D	Page 7 of 16 Pages

1.	Name of reporting person: Energy Transfer Partners GP, L.P.
2.	Check the appropriate box if a member of group: (a) ☐ (b) ☐
3.	SEC use only:
4.	Source of funds: OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole voting power: 0
	8.	Shared voting power: 19,191,351(1)
	9.	Sole dispositive power: 0
	10.	Shared Dispositive Power: 19,191,351(1)
11.	Aggregate amount beneficially owned by each reporting person: 19,191,351(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 21.4%(2)
14.	Type of reporting person: PN

(1)	Includes 19,191,351 Common Units held of record by Energy Transfer Partners, L.P.
(2)	Based on a total of 89,634,944 Common Units outstanding as of April 3, 2018.

CUSIP No. 90290N109	13D	Page 8 of 16 Pages

1.	Name of reporting person: Energy Transfer Partners, L.P.
2.	Check the appropriate box if a member of group: (a) ☐ (b) ☐
3.	SEC use only:
4.	Source of funds: OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole voting power: 0
	8.	Shared voting power: 19,191,351(1)
	9.	Sole dispositive power: 0
	10.	Shared Dispositive Power: 19,191,351(1)
11.	Aggregate amount beneficially owned by each reporting person: 19,191,351(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 21.4%(2)
14.	Type of reporting person: PN

(1)	Includes 19,191,351 Common Units held of record by Energy Transfer Partners, L.P.
(2)	Based on a total of 89,634,944 Common Units outstanding as of April 3, 2018.

CUSIP No. 90290N109	13D	Page 9 of 16 Pages

SCHEDULE 13D

The Reporting Persons (as such term is defined below) named in Item 2 below are hereby jointly filing this Schedule 13D (this “Schedule 13D”) because, due to certain relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Issuer (as such term is defined below) by one or more of the Reporting Persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D (the “Joint Filing Agreement”), a copy of which is attached hereto as Exhibit 1.

Item 1.	Security and Issuer

This Schedule 13D is being filed with respect to the common units representing limited partner interests (each a “Common Unit”) of USA Compression Partners, LP (the “Issuer”). The address of the principal executive offices of the Issuer is 100 Congress Avenue, Suite 450, Austin TX 78701.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed jointly by:

(i)	Energy Transfer Equity, L.P., a Delaware limited partnership (“ETE”);

(ii)	LE GP, LLC, a Delaware limited liability company (“LE GP”);

(iii)	Kelcy L. Warren (“Mr. Warren”);

(iv)	USA Compression GP, LLC, a Delaware limited liability company (“USAC GP”);

(v)	Energy Transfer Partners, L.L.C., a Delaware limited liability company (“ETP LLC”);

(vi)	Energy Transfer Partners GP, L.P., a Delaware limited partnership (“ETP GP”); and

(vii)	Energy Transfer Partners, L.P., a Delaware limited partnership (“ETP” and, collectively with ETE, LE GP, Mr. Warren, USAC GP, ETP LLC and ETP GP, the “Reporting Persons”).

Information concerning the executive officers and board of directors or managers of each of the Reporting Persons, as applicable (collectively, the “Listed Persons”), including name, business address, present principal occupation or employment, and citizenship is listed on the attached Schedule I, which is incorporated herein by reference.

(b)	The address for each of the Reporting Persons except for USAC GP is 8111 Westchester Drive, Suite 600, Dallas, Texas 75225. The address for USAC GP is 100 Congress Avenue, Suite 450, Austin, TX 78701.

(c)	The principal business of ETP is to provide midstream services to producers and consumers of natural gas, NGLs, crude oil and refined products through its subsidiaries. The general partner of ETP is ETP GP. The principal business of ETP GP is serving as the general partner of ETP. The general partner of ETP GP is ETP LLC. The principal business of ETP LLC is to serve as the general partner of ETP GP and to own certain equity securities of other entities, including 100% of the limited liability company interests in USAC GP. The principal business of ETE is to own all of the interests in the general partner of ETP and certain equity securities of ETP, to acquire interests in other publicly traded partnerships, and to pursue certain opportunities to acquire or construct natural gas midstream or transportation assets. The general partner of ETE is LE GP. The principal business of LE GP is serving as the general partner of ETE. Mr. Warren is a United States citizen. His principal occupation is Chairman of the Board and Chief Executive Officer of ETP LLC and Chairman of the Board of LE GP. The principal business of USAC GP is to serve as the general partner of the Issuer.

(d)-(e)	During the past five years, none of the Reporting Persons, and none of the Listed Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 90290N109	13D	Page 10 of 16 Pages

(f)	ETP, ETP GP, ETP LLC, ETE, LE GP and USAC GP are each organized under the laws of the State of Delaware.

Mr. Warren is a citizen of the United States of America. He is the Chairman of the Board and Chief Executive Officer of ETP LLC and Chairman of the Board of LE GP.

Item 3.	Sources and Amount of Funds or Other Consideration

On April 2, 2018 (the “Closing Date”), pursuant to the Purchase Agreement (the “Purchase Agreement”), dated as of January 15, 2018, by and among ETE, ETP LLC, USA Compression Holdings, LLC (“USAC Holdings”) and, solely for certain purposes therein, R/C IV USACP Holdings, L.P. and ETP, ETE and ETP LLC acquired from USAC Holdings (i) all of the outstanding limited liability company interests in USAC GP and (ii) 12,466,912 Common Units for cash consideration equal to $250 million (the “GP Purchase”), which ETE funded with borrowings under its credit facility.

On the Closing Date, pursuant to the Contribution Agreement (the “Contribution Agreement”), dated as of January 15, 2018, by and among ETP, ETP GP, ETC Compression, LLC, the Issuer and, solely for certain purposes therein, ETE, ETP contributed to the Issuer all of the outstanding membership interests in CDM Resource Management LLC and CDM Environmental & Technical Services LLC, which operated ETP’s compression business (the “Compression Business”), in exchange for (i) 19,191,351 Common Units, (ii) 6,397,965 Class B units representing limited partner interests in the Issuer (the “Class B Units”) and (iii) an amount in cash equal to $1.232 billion (the “Contribution”). The Class B Units are a new class of partnership interests of the Issuer with substantially all of the rights and obligations of a Common Unit, except the Class B Units will not participate in distributions for the first four quarters following the Closing Date. The Class B Units will automatically convert into Common Units on a one-for-one basis on the first business day following the record date attributable to the quarter ending June 30, 2019.

On the Closing Date, pursuant to the Equity Restructuring Agreement (the “Equity Restructuring Agreement”), dated as of January 15, 2018, by and among ETE, the Issuer and USAC GP, ETE caused USAC GP to cancel the incentive distribution rights in the Issuer and to convert the Issuer’s general partner interest into a non-economic general partner interest, in exchange for the issuance of 8,000,000 Common Units to USAC GP. Pursuant to the Equity Restructuring Agreement, at any time after April 2, 2019, the one-year anniversary of the Closing Date, ETE will have the right to contribute (or cause any of its subsidiaries to contribute) to the Issuer all of the outstanding equity interests in any of its subsidiaries that owns the general partner interest in the Issuer in exchange for $10,000,000 (the “GP Contribution”); provided that the GP Contribution will occur automatically if at any time (i) ETE or one of its subsidiaries (including ETP) owns, directly or indirectly, the general partner interest in the Issuer and (ii) ETE and its subsidiaries (including ETP) collectively own less than 12,500,000 Common Units.

The above descriptions of the Purchase Agreement, the Contribution Agreement and the Equity Restructuring Agreement do not purport to be complete and are subject to, and qualified entirely by, the full text of each such agreement, which are filed as Exhibits 2, 3 and 4 hereto, respectively.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)	None.

(b)	None.

(c)	In connection with the Contribution, ETP contributed its Compression Business to the Issuer.

CUSIP No. 90290N109	13D	Page 11 of 16 Pages

(d)	On the Closing Date, in connection with the GP Purchase and the Contribution, ETP LLC, as the sole member of USAC GP, removed the following directors from the board of directors of USAC GP (the “USAC GP Board”): Jerry L. Peters, Jim H. Derryberry, Robert F. End, William H. Shea, Jr., Olivia C. Wassenaar, Forrest E. Wylie and Michael A. Wichterich. Additionally, ETP LLC, as the sole member of USAC GP, appointed Michael Bradley, Christopher R. Curia, Glenn E. Joyce, Thomas E. Long, Thomas P. Mason, Matthew S. Ramsey and William S. Waldheim to fill such vacancies and appointed Matthew Hartman pursuant to the Board Representation Agreement (as defined in Item 6).

(e)	As described above, the Issuer issued 19,191,251 Common Units in connection with the Contribution. The Issuer has also created a new class of units, the Class B Units. The Class B Units, of which 6,396,965 have been issued to ETP, are a new class of partnership interests that have substantially all of the rights and obligations of a Common Unit, except that the Class B Units will not participate in distributions for the first four quarters following the Closing Date. The Class B Units will automatically convert into Common Units on a one-for-one basis on the first business day following the record date attributable to the quarter ending June 30, 2019.

(f)	None.

(g)	None.

(h)	None.

(i)	None.

(j)	Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of this Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties), or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)-(b)	After giving effect to the Contribution, 89,634,944 Common Units of the Issuer were outstanding. The Reporting Persons are deemed to be the beneficial owners of 39,658,263 Common Units of the Issuer, representing approximately 44.2% of the total issued and outstanding Common Units of the Issuer. To the knowledge of the Reporting Persons, no executive officer or manager of the Reporting Persons or other party listed in Item 2 has sole or shared beneficial ownership of any Common Units beneficially owned by the Reporting Persons.

(c)	Schedule II hereto lists all transactions in Common Units by the Listed Persons during the past 60 days. Except as described elsewhere in this Schedule 13D, including as set forth on Schedule II, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons has effected any transactions in the Common Units during the past 60 days.

(d)	Except as otherwise described herein, no other person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of distributions from, or the proceeds of sale of, the Common Units described in this Item 5.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the transactions described in Item 3, the Issuer has entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with ETP, ETE and USAC Holdings pursuant to which, among other things, ETE, ETP and USAC Holdings have certain rights to require the Issuer to file and maintain the effectiveness of a registration statement with respect to the re-sale of the Common Units owned by such party (including, in the case of ETP, Common Units issuable upon the conversion of the Class B Units), and under certain circumstances, to require the Issuer to initiate underwritten offerings for such Common Units.

CUSIP No. 90290N109	13D	Page 12 of 16 Pages

On April 2, 2018, the Issuer entered into a Board Representation Agreement (the “Board Representation Agreement”) with ETE, USAC GP and EIG Veteran Equity Aggregator, L.P. (the “EIG Purchaser”) pursuant to which, among other things, the EIG Purchaser has certain designation rights with respect to the USAC GP Board. The EIG Purchaser’s designation rights with respect to the USAC GP Board are contingent upon continued ownership by the EIG Purchaser of certain amounts of Common Units, as described in the Board Representation Agreement.

The above descriptions of the Registration Rights Agreement and the Board Representation Agreement do not purport to be complete and each is subject to, and qualified in its entirety by, the full text of the Registration Rights Agreement and the Board Representation Agreement, which are filed as Exhibits 5 and 6 hereto, respectively.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement (filed herewith).

Exhibit 2	Purchase Agreement by and among USA Compression Holdings, LLC, Energy Transfer Equity, L.P., Energy Transfer Partners, L.L.C. and, solely for certain purposes therein, R/C IV USACP Holdings, L.P. and Energy Transfer Partners, L.P., dated as of January 15, 2018 (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by ETP on January 16, 2018).

Exhibit 3	Contribution Agreement by and among Energy Transfer Partners, L.P., Energy Transfer Partners GP, L.P., ETC Compression, LLC, USA Compression Partners, LP and Energy Transfer Equity, L.P., dated January 15, 2018 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ETP on January 16, 2018).

Exhibit 4	Equity Restructuring Agreement, by and among Energy Transfer Equity, L.P., USA Compression Partners, LP and USA Compression GP, LLC dated January 15, 2018 (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by ETP on January 15, 2018).

Exhibit 5	Registration Rights Agreement, dated as of April 2, 2018, by and among Energy Transfer Partners, L.P., Energy Transfer Equity, L.P., USA Compression Partners, LP and USA Compression Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ETP on April 3, 2018).

Exhibit 6	Board Representation Agreement, dated as of April 2, 2018, by and among USA Compression Partners, LP, USA Compression GP, LLC, Energy Transfer Equity, L.P. and the Purchasers party thereto (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by the Issuer on April 6, 2018).

CUSIP No. 90290N109	13D	Page 13 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

April 11, 2018

ENERGY TRANSFER EQUITY, L.P.

By:	LE GP, LLC its general partner

By:	/s/ Sonia Aubé
Name:	Sonia Aubé
Title:	Vice President – Administration and Secretary

LE GP, LLC

	By:	/s/ Sonia Aubé
	Name:	Sonia Aubé
	Title:	Vice President – Administration and Secretary

KELCY L. WARREN

	By:	/s/ Kelcy L. Warren
Kelcy L. Warren

USA COMPRESSION GP, LLC

	By:	/s/ Christopher W. Porter
	Name:	Christopher W. Porter
	Title:	Vice President, General Counsel and Secretary

ENERGY TRANSFER PARTNERS, L.L.C.

	By:	/s/ William J. Healy
	Name:	William J. Healy
	Title:	Associate General Counsel and Secretary

ENERGY TRANSFER PARTNERS GP, L.P.

	By:	Energy Transfer Partners, L.L.C., its general partner

	By:	/s/ William J. Healy
	Name:	William J. Healy
	Title:	Associate General Counsel and Secretary

ENERGY TRANSFER PARTNERS, L.P.

	By:	Energy Transfer Partners GP, L.P., its general partner
	By:	Energy Transfer Partners, L.L.C., its general partner

	By:	/s/ William J. Healy
	Name:	William J. Healy
	Title:	Associate General Counsel and Secretary

CUSIP No. 90290N109	13D	Page 14 of 16 Pages

Schedule I

Listed Persons

(As of April 11, 2018)

Energy Transfer Partners, L.L.C.
Name and Business Address	Capacity in Which Serves ETP LLC	Principal Occupation
Kelcy L. Warren 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Chairman of the Board and Chief Executive Officer	Chairman and Chief Executive Officer of Energy Transfer Partners, L.L.C. and Chairman of LE GP, LLC

Thomas E. Long 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Chief Financial Officer	Group Chief Financial Officer of LE GP, LLC and Chief Financial Officer of Energy Transfer Partners, L.L.C.

Matthew S. Ramsey 8111 Westchester Drive, Suite 600 Dallas, TX 75225	President, Chief Operating Officer and Director	President & Chief Operating Officer of Energy Transfer Partners, L.L.C.

Bradford D. Whitehurst 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Executive Vice President – Head of Tax	Executive Vice President – Head of Tax of LE GP, LLC

James M. Wright 8111 Westchester Drive, Suite 600 Dallas, TX 75225	General Counsel	General Counsel of Energy Transfer Partners, L.L.C.

Ray C. Davis 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	Owner and Co-Chairman of Texas Rangers Baseball Club

Michael K. Grimm 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	President and Chief Executive Officer of Rising Star Energy, L.L.C.

Marshall S. McCrea, III 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	Group Chief Operating Officer and Chief Commercial Officer of LE GP, LLC

David K. Skidmore 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	President of Skidmore Exploration Inc.

W. Brett Smith 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	President of Rubicon Oil & Gas Co.

CUSIP No. 90290N109	13D	Page 15 of 16 Pages

LE GP, LLC
Name and Business Address	Capacity in Which Serves LE GP	Principal Occupation
Kelcy L. Warren 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director and Chairman of the Board	Chairman and Chief Executive Officer of Energy Transfer Partners, L.L.C. and Chairman of LE GP, LLC

Thomas E. Long 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Group Chief Financial Officer	Group Chief Financial Officer of LE GP, LLC and Chief Financial Officer of Energy Transfer Partners, L.L.C.

Marshall S. McCrea, III 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Group Chief Operating Officer, Chief Commercial Officer and Director	Group Chief Operating Officer and Chief Commercial Officer of LE GP, LLC

Thomas P. Mason 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Executive Vice President and General Counsel	Executive Vice President and General Counsel of LE GP, LLC

Bradford D. Whitehurst 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Executive Vice President – Head of Tax	Executive Vice President – Head of Tax of LE GP, LLC

John W. McReynolds 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director and President	President of LE GP, LLC

Matthew S. Ramsey 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	President and Chief Operating Officer of Energy Transfer Partners, L.L.C.

K. Rick Turner 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	Director of Sunoco GP LLC and Managing Director of Altos Energy Partners, LLC

William P. Williams 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	Retired Vice President of Measurement, Energy Transfer Partners L.L.C.

CUSIP No. 90290N109	13D	Page 16 of 16 Pages

USA Compression GP, LLC
Name and Business Address	Capacity in Which Serves USAC GP	Principal Occupation
Eric D. Long 100 Congress Avenue, Suite 450 Austin, TX 78701	President and Chief Executive Officer and Director	President and Chief Executive Officer and Director of USAC GP

William G. Manias 100 Congress Avenue, Suite 450 Austin, TX 78701	Vice President and Chief Operating Officer	Vice President and Chief Operating Officer of USAC GP

Matthew C. Liuzzi 100 Congress Avenue, Suite 450 Austin, TX 78701	Vice President, Chief Financial Officer and Treasurer	Vice President, Chief Financial Officer and Treasurer of USAC GP

Christopher W. Porter 100 Congress Avenue, Suite 450 Austin, TX 78701	Vice President, General Counsel and Secretary	Vice President, General Counsel and Secretary of USAC GP

David A. Smith 100 Congress Avenue, Suite 450 Austin, TX 78701	Vice President and President, Northeast Region	Vice President and President, Northeast Region of USAC GP

Sean T. Kimble 100 Congress Avenue, Suite 450 Austin, TX 78701	Vice President, Human Resources	Vice President, Human Resources of USAC GP

Michael Bradley 100 Congress Avenue, Suite 450 Austin, TX 78701	Director	Executive Vice President — Hydrocarbon Exports of Energy Transfer Partners, L.L.C.

Christopher R. Curia 100 Congress Avenue, Suite 450 Austin, TX 78701	Director	Executive Vice President — Human Resources of Energy Transfer Partners, L.L.C. and Executive Vice President — Human Resources of LE GP, LLC

Matthew Hartman 100 Congress Avenue, Suite 450 Austin, TX 78701	Director	Senior Vice President of EIG Global Energy Partners, LLC

Glenn E. Joyce 100 Congress Avenue, Suite 450 Austin, TX 78701	Director	Chief Administrative Officer of Apex International Energy Management LLC

Thomas E. Long 100 Congress Avenue, Suite 450 Austin, TX 78701	Director	Group Chief Financial Officer of LE GP, LLC and Chief Financial Officer of Energy Transfer Partners, L.L.C.

Thomas P. Mason 100 Congress Avenue, Suite 450 Austin, TX 78701	Director	Executive Vice President and General Counsel of LE GP, LLC

Matthew S. Ramsey 100 Congress Avenue, Suite 450 Austin, TX 78701	Director	President and Chief Operating Officer of Energy Transfer Partners, L.L.C.

William S. Waldheim 100 Congress Avenue, Suite 450 Austin, TX 78701	Director	Director of Enbridge Energy Company, Inc. and Enbridge Energy Management, L.L.C.

Schedule II

Transactions in Common Units During the Past 60 Days

(As of April 11, 2018)

Name	Date of Transaction	Amount of Common Units Acquired (Sold)		Price per Common Unit
Eric D. Long	03/09/2018	25,176	(1)	—
	03/09/2018	67,242	(1)	—
	03/09/2018	27,200	(1)	—
	03/09/2018	(12,588)		$17.87
	03/09/2018	(33,621)		$17.87
	03/09/2018	(13,600)		$17.87
William G. Manias	03/09/2018	37,990	(1)	—
	03/09/2018	12,168	(1)	—
	03/09/2018	13,830	(1)	—
	03/09/2018	(18,995)		$17.87
	03/09/2018	(6,084)		$17.87
	03/09/2018	(6,915)		$17.87
Matthew C. Liuzzi	03/09/2018	30,290	(1)	—
	03/09/2018	9,843	(1)	—
	03/09/2018	10,891	(1)	—
	03/09/2018	(15,145)		$17.87
	03/09/2018	(4,922)		$17.87
	03/09/2018	(5,446)		$17.87
Christopher W. Porter	03/09/2018	2,766	(1)	—
	03/09/2018	1,811	(1)	—
	03/09/2018	(1,383)		$17.87
	03/09/2018	(906)		$17.87
David A. Smith	03/09/2018	12,522	(1)	—
	03/09/2018	3,944	(1)	—
	03/09/2018	5,065	(1)	—
Sean T. Kimble	03/09/2018	5,874	(1)	—
	03/09/2018	21,392	(1)	—
	03/09/2018	7,572	(1)	—
	03/09/2018	(2,937)		$17.87
	03/09/2018	(10,696)		$17.87
	03/09/2018	(3,786)		$17.87

(1)	Represents Common Units issued upon vesting of phantom units issued under the Issuer’s long-term incentive plan.

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to (a) the joint filing on behalf of each of them of a Statement on Schedule 13D and all amendments thereto with respect to the units representing limited partner interests in USA Compression Partners, LP beneficially owned by each of them, as applicable, (b) the appointment of Sonia Aubé and William J. Healy, each of whom may act individually, as Attorney-in-fact to execute such Statement, any amendment thereto and/or Section 16 filing related thereto in the name and on behalf of the undersigned, except with respect to USA Compression GP, LLC, for whom Christopher W. Porter shall serve in such capacity, and (c) the inclusion of this Joint Filing Agreement and Power of Attorney as an exhibit thereto.

Date: April 11, 2018

ENERGY TRANSFER EQUITY, L.P.

By:	LE GP, LLC its general partner

By:	/s/ Sonia Aubé
Name:	Sonia Aubé
Title:	Vice President – Administration and Secretary

LE GP, LLC

	By:	/s/ Sonia Aubé
	Name:	Sonia Aubé
	Title:	Vice President – Administration and Secretary

KELCY L. WARREN

	By:	/s/ Kelcy L. Warren
Kelcy L. Warren

USA COMPRESSION GP, LLC

	By:	/s/ Christopher W. Porter
	Name:	Christopher W. Porter
	Title:	Vice President, General Counsel and Secretary

ENERGY TRANSFER PARTNERS, L.L.C.

	By:	/s/ William J. Healy
	Name:	William J. Healy
	Title:	Associate General Counsel and Secretary

ENERGY TRANSFER PARTNERS GP, L.P.

	By:	Energy Transfer Partners, L.L.C., its general partner

	By:	/s/ William J. Healy
	Name:	William J. Healy
	Title:	Associate General Counsel and Secretary

ENERGY TRANSFER PARTNERS, L.P.

	By:	Energy Transfer Partners GP, L.P., its general partner
	By:	Energy Transfer Partners, L.L.C., its general partner

	By:	/s/ William J. Healy
	Name:	William J. Healy
	Title:	Associate General Counsel and Secretary